Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER ENDED
JANUARY 23, 2010

Contact:	Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@wakefern.com

Springfield, New Jersey – March 3, 2010 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 23, 2010.

Net income was $6,737,000 in the second quarter of fiscal 2010, a decrease of 15% from the second quarter of the prior year.  Net income decreased primarily due to lower same store sales and increased operating expenses as a percentage of sales, partially offset by increased gross profit as a percentage of sales.

Sales were $315,309,000 in the second quarter of fiscal 2010, an increase of .8% from the second quarter of the prior year.  Sales increased due to the opening of the Marmora, New Jersey store on May 31, 2009. Same store sales decreased 1.7%.  This compares to a same store sales increase in the second quarter of the prior year of 5.9%.  Same store sales decreased due to cannibalization from the opening of the Marmora store, reduced sales in three stores due to competitive store openings and a decline in average transaction size.  The Company believes that the decline in transaction size is due to food price deflation and changing consumer behavior due to economic weakness, which has resulted in increased coupon usage, sale item penetration and trading down.  The Company expects same store sales for all of fiscal 2010 to range from -.5% to +1.0%.

Gross profit as a percentage of sales increased to 27.3% in the second quarter of fiscal 2010 compared to 27.2% in the second quarter of the prior year primarily due to higher patronage dividends and lower LIFO charges.  These improvements were partially offset by increased warehouse assessment charges from Wakefern and higher promotional spending.  Gross profit was favorably impacted by receipt of patronage dividends from Wakefern greater than estimated amounts accrued in both the second quarter of fiscal 2010 and 2009.

Operating and administrative expense increased to 22.3% of sales in the second quarter of fiscal 2010 compared to 21.6% of sales in the second quarter of the prior year primarily due to increased fringe benefit, payroll and occupancy costs.  Fringe benefit costs increased primarily due to increased medical, worker’s compensation insurance and pension costs.  Payroll costs increased due to the loss of operating leverage from the 1.7% same store sale decline in the current year.  Occupancy costs increased primarily due to increased snow removal, real estate taxes and insurance costs.

Net income was $11,279,000 in the six-month period of fiscal 2010, a decrease of 21% from the prior year.  Sales for the six-month period of fiscal 2010 were $618,093,000, an increase of 2.4% from the prior year.  Same store sales decreased .6%.

Our replacement store in Washington, NJ opened on February 21, 2010. Village Super Market operates a chain of 26 supermarkets under the ShopRite name in New Jersey and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; the outcome of the approval appeal process for the Washington replacement store; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts)
(Unaudited)

	13 Wks. Ended	13 Wks. Ended	26 Wks. Ended	26 Wks. Ended
	Jan. 23, 2010	Jan. 24, 2009	Jan. 23, 2010	Jan. 24, 2009

Sales	$315,309	$312,714	$618,093	$603,698

Cost of sales	229,153	227,653	451,369	439,165

Gross profit	86,156	85,061	166,724	164,533

Operating and administrative expense	70,166	67,488	138,543	132,260

Depreciation and amortization	4,063	3,705	8,033	7,322

Operating income	11,927	13,868	20,148	24,951

Interest expense	(905)	(708)	(1,853)	(1,434)

Interest income	490	489	986	1,057

Income before income taxes	11,512	13,649	19,281	24,574

Income taxes	4,775	5,693	8,002	10,250

Net income	$6,737	$7,956	$11,279	$14,324

Net income per share:
Class A Common Stock(1):
Basic	$.61	$.72	$1.01	$1.30
Diluted	$.50	$.59	$.83	$1.07

Class B Common Stock:
Basic	$.39	$.47	$.66	$.84
Diluted	$.39	$.46	$.65	$.84

Gross profit as a % of sales	27.3%	27.2%	27.0%	27.2%

Operating and administrative expense as a % of sales	22.3%	21.6%	22.4%	21.9%

(1) Effective July 26, 2009, net income per share amounts for prior periods have been revised to reflect a new accounting standard requiring share-based awards containing non forfeitable rights to dividends be treated as participating securities.